

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 10, 2016

<u>Via E-mail</u>
Mr. Rami Tabet
Chief Executive Officer and Chief Financial Officer
Wishbone Pet Products Inc.
2857 Sherwood Heights Drive
Oakville, Ontario L6J 7J9

> **RE: Wishbone Pet Products Inc.**
> **Form 10-K for the Year Ended April 30, 2015**
> **Filed June 29, 2015**
> **File No. 0-55588**

Dear Mr. Tabet:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction